ArcelorMittal reports second quarter 2016 and half year 2016 results

Luxembourg, July 29, 2016 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three and six month periods ended June 30, 2016.

Highlights:

▪	Health and safety: LTIF rate of 0.79x in 2Q 2016 as compared to 0.72x in 1Q 2016 and 0.68x in 2Q 2015
▪	EBITDA of $1.8 billion in 2Q 2016, nearly double as compared to $0.9 billion in 1Q 2016; 26.5% higher YoY
▪	Operating income of $1.9 billion in 2Q 2016 higher as compared to $0.3 billion in 1Q 2016, primarily as a result of one-time gain from employee benefits at ArcelorMittal USA[2] ($0.8 billion) and higher sales driven by improved steel selling prices
▪	Net income of $1.1 billion in 2Q 2016 (including one-time $0.8 billion gain from employee benefits at ArcelorMittal USA) as compared to a net loss of $0.4 billion in 1Q 2016 and net income of $0.2 billion in 2Q 2015
▪	Steel shipments of 22.1Mt in 2Q 2016, an increase of 2.9% as compared to 1Q 2016; stable YoY
▪	Gross debt decreased to $15.1 billion at June 30, 2016, as compared to $20.2 billion at March 31, 2016
▪	Net debt decreased to $12.7 billion as of June 30, 2016, as compared to $17.3 billion at March 31, 2016 mainly due to proceeds from the rights issue ($3.1 billion), asset sales ($1.1 billion), working capital release ($0.2 billion) offset in part by $0.2 billion premium on early repayment of debt

Key developments:

▪	Action 2020: United Steelworkers (USW) union deal has been ratified by members and ArcelorMittal USA is now progressing with a “footprint optimization project” at its Indiana Harbor steelmaking complex in East Chicago, Indiana
▪	Automotive: ArcelorMittal announces its intention to further expand its portfolio of automotive steel by launching two new products in 2017, Usibor® 2000 and Ductibor® 1000

Outlook and guidance:

▪	Despite the steel spread recovery losing momentum in recent weeks, the impact of lagged prices will be an important support for operating results as we move into a period of seasonally slower steel demand
▪	Improved market conditions are likely to consume working capital in 2016 (current estimate of ~$0.5 billion); the Company nevertheless expects cash flows from operating activities to exceed capex in 2016

Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	2Q 16	1Q 16	2Q 15	1H 16	1H 15
Sales	14,743	13,399	16,890	28,142	34,008
Operating income	1,873	275	579	2,148	1,150
Net income/(loss) attributable to equity holders of the parent	1,112	(416)	179	696	(549)
Basic earnings/(loss) per share (US$)	0.38	(0.23)	0.10	0.29	(0.31)

Operating income/tonne (US$/t)	85	13	26	49	26
EBITDA	1,770	927	1,399	2,697	2,777
EBITDA/ tonne (US$/t)	80	43	63	62	63
Steel-only EBITDA/ tonne (US$/t)	73	39	58	56	58

Crude steel production (Mt)	23.1	23.2	24.0	46.3	47.8
Steel shipments (Mt)	22.1	21.5	22.2	43.6	43.8
Own iron ore production (Mt)	13.5	14.1	16.4	27.6	31.9
Iron ore shipped at market price (Mt)	9.6	7.8	10.8	17.4	20.1

Commenting, Mr. Lakshmi N. Mittal, ArcelorMittal Chairman and CEO, said:

“ArcelorMittal enjoyed a stronger second quarter due largely to a more supportive pricing environment in our leading markets. Sales and EBITDA increased in all segments, including mining. We also significantly strengthened our balance sheet with proceeds from the rights issue, the Gestamp sale and working capital release reducing net debt to $12.7 billion.

The company continues to focus on the implementation of our strategic initiatives, in particular Action 2020, to support profitability.  Although the industry continues to face the challenges of structural overcapacity, we are seeing better market conditions compared with the second half of 2015 which lead us to be cautiously optimistic about the remainder of the year.”

Second quarter 2016 earnings analyst conference call

ArcelorMittal management will host a conference call for members of the investment community to discuss the second quarter period ended June 30, 2016 on:

Date	US Eastern time	London	CET
Friday July 29, 2016	9.30am	2.30pm	3.30pm

The dial in numbers:
Location	Toll free dial in numbers	Local dial in numbers	Participant
UK local:	0800 0515 931	+44 (0)203 364 5807	28353006#
US local:	1 86 6719 2729	+1 24 0645 0345	28353006#
US (New York)	1 86 6719 2729	+ 1 64 6663 7901	28353006#
France:	0800 914780	+33 1 7071 2916	28353006#
Germany:	0800 965 6288	+49 692 7134 0801	28353006#
Spain:	90 099 4930	+34 911 143436	28353006#
Luxembourg:	800 26908	+352 27 86 05 07	28353006#

A replay of the conference call will be available for one week by dialing:
Number	Language	Access code
+49 (0) 1805 2047 088	English	490167#

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Corporate responsibility and safety performance

Health and safety - Own personnel and contractors lost time injury frequency rate

Health and safety performance, based on own personnel figures and contractors lost time injury frequency (LTIF) rate, deteriorated to 0.79x in the second quarter of 2016 (“2Q 2016”) as compared to 0.72x for the first quarter of 2016 (“1Q 2016”), and 0.68x for the second quarter of 2015 (“2Q 2015”). Deterioration in health and safety performance within Mining, Brazil and Europe was offset in part by improvement in NAFTA and ACIS segments.

Health and safety performance was essentially stable at 0.78x in the first six months of 2016 (“1H 2016”) as compared to 0.79x for the first six months of 2015 (“1H 2015”), with improvements within NAFTA, Brazil and Europe, offset by deterioration in the Mining and ACIS segments.

The Company’s effort to improve the Group’s Health and Safety record continues and remains focused on both further reducing the rate of severe injuries and preventing fatalities.

Own personnel and contractors - Frequency rate

Lost time injury frequency rate	2Q 16	1Q 16	2Q 15	1H 16	1H 15
Mining	0.84	0.75	0.57	0.83	0.59

NAFTA	0.62	0.91	0.71	0.84	0.97
Brazil	0.46	0.34	0.42	0.42	0.59
Europe	1.11	0.78	0.97	0.97	1.05
ACIS	0.53	0.69	0.39	0.61	0.47
Total Steel	0.78	0.71	0.69	0.77	0.82

Total (Steel and Mining)	0.79	0.72	0.68	0.78	0.79

Key corporate responsibility highlights for 2Q 2016:

ArcelorMittal’s actions in sustainability continue to receive positive recognition from industry leaders, including important sustainability investment indices:

•         On April 28, 2016, ArcelorMittal marked the company’s tenth annual Health and Safety Day.

•         ArcelorMittal’s 2015 annual review, Structural Resilience, published April 28, 2016, was showcased as a good practice example by the International Integrated Reporting Council for its concise presentation of value creation.

•         On June 23, 2016, ArcelorMittal hosted its second annual sustainability presentation to investors.

•         ArcelorMittal operating units have published annual local sustainability reports in South Africa, Germany, USA, Belgium, Canada, Brazil, Argentina and Ukraine. ArcelorMittal USA and South Africa have published integrated reports, contributing to ArcelorMittal’s significant achievements in corporate reporting.

•         ArcelorMittal received highly commended recognition at the Business in the Community Annual Responsible Business Awards, UPS International Disaster Relief Award for its work mobilising the private sector response to the 2014-2015 Ebola outbreak in West Africa.

Analysis of results for the six months ended June 30, 2016 versus results for the six months ended June 30, 2015

Total steel shipments for 1H 2016 declined 0.5% at 43.6 million metric tonnes as compared with 43.8 million metric tonnes for 1H 2015, primarily due to lower shipments in Brazil -6.9%, NAFTA -1.8% and Europe -1.1% offset by higher shipments in ACIS +9.0%. On a comparable basis, total steel shipments for 1H 2016 were stable at 43.5 million metric tonnes as compared for 1H 2015 (considering the sale of long steel producing subsidiaries in the US (LaPlace and Vinton) in 1H 2016).

Sales for 1H 2016 decreased by 17.2% to $28.1 billion as compared with $34.0 billion for 1H 2015, primarily due to lower average steel selling prices (-17.0%), lower seaborne iron ore reference prices (-14.1%), and lower marketable iron ore shipments (-13.7%).

Depreciation of $1.3 billion for 1H 2016 was lower as compared to $1.6 billion for 1H 2015, primarily on account of foreign exchange impact following the depreciation of the US dollar against major currencies and savings from reduced asset base following impairments recorded at the end of 2015. FY 2016 depreciation is expected to be approximately $2.8 billion (based on current exchange rates).

Impairment charges for 1H 2016 were $49 million related to the sale of ArcelorMittal Zaragoza in Spain, as compared to impairment charges of $19 million for 1H 2015 relating to the closure of the Georgetown facility in the USA.

Exceptional income for 1H 2016 was $832 million relating to a one-time gain on employee benefits following the signing of the new US labour contract. Exceptional items for 1H 2015 were nil.

Operating income for 1H 2016 was $2.1 billion as compared to $1.2 billion in 1H 2015. Operating results for 1H 2015 were negatively impacted by a $69 million provision primarily related to onerous hot rolled and cold rolled contracts in the US (NAFTA). Operating results for 1H 2016 were positively impacted by exceptional income as discussed above.

Income from investments in associates, joint ventures and other investments in 1H 2016 was $492 million as compared to income in 1H 2015 of $123 million. Income from investments in associates, joint ventures and other investments for 1H 2016 included $329 million related to gain on disposal of Gestamp3 and improved performance of Calvert joint venture and Chinese investees. Income from investments in associates, joint ventures and other investments in 1H 2016 and 1H 2015 includes the annual dividend received from Erdemir.

Net interest expense (including interest expense and interest income) was lower at $638 million in 1H 2016, as compared to $648 million in 1H 2015, driven by savings from early bond repayments (see recent developments for details on bonds repaid in 2Q 2016) and repayment at maturity on June 3, 2016, of the €1 billion 9.375% bond. The Company continues to expect full year 2016 net interest expense of approximately $1.1 billion.

Foreign exchange and other net financing costs were $441 million for 1H 2016 as compared to foreign exchange and other net financing costs of $829 million for 1H 2015. Foreign exchange and other net financing costs for 1H 2016 include foreign exchange gain of $60 million as compared to a loss of $423 million for 1H 2015, mainly on account of USD depreciation of 2% against the Euro (versus 8% appreciation in 1H 2015) and 22% depreciation against BRL (versus 14% appreciation in 1H 2015). This foreign exchange gain is largely non-cash and primarily relates to the gain from the impact of the USD depreciation on Euro denominated deferred tax assets, partially offset by foreign exchange loss on euro debt. Foreign exchange and other net financing costs for 1H 2016 also includes $237 million one-off premium expense on the early redemption of bonds.

ArcelorMittal recorded an income tax expense of $853 million for 1H 2016 as compared to an income tax expense of $334 million for 1H 2015. The tax expense in 1H 2016 includes derecognition of deferred tax assets (DTA) amounting to $0.7 billion in Luxembourg. This derecognition (or impairment) is related to revised expectations of DTA recoverability in US dollar terms, and is not related to a deterioration of expected future taxable income.

Non-controlling interests for both 1H 2016 and 1H 2015 amounted to $12 million and $11 million, respectively, representing a charge primarily related to minority shareholders’ share of net income recorded in ArcelorMittal Mines Canada and Belgo Bekaert Arames in Brazil.

ArcelorMittal’s net income for 1H 2016 was $696 million, or $0.29 earnings per share, as compared to net loss for 1H 2015 of $549 million, or $0.31 loss per share.

Analysis of results for 2Q 2016 versus 1Q 2016 and 2Q 2015

Total steel shipments for 2Q 2016 were 2.9% higher at 22.1 million metric tonnes as compared with 21.5 million metric tonnes for 1Q 2016 (primarily due to improved shipments in Brazil +8.8%, Europe +4.2% and ACIS +4.1%), and stable as compared to 22.2 million metric tonnes for 2Q 2015. On a comparable basis, total steel shipments for 2Q 2016 were 3.5% higher at 22.1 million metric tonnes as compared with 21.4 metric tonnes for 1Q 2016 (considering the sale of long steel producing subsidiaries in the US, LaPlace and Vinton).

Sales for 2Q 2016 were $14.7 billion as compared to $13.4 billion for 1Q 2016 and $16.9 billion for 2Q 2015. Sales in 2Q 2016 were 10.0% higher as compared to 1Q 2016, primarily due to higher average steel selling prices (+7.7%), steel shipments (+2.9%), seasonally higher market-priced iron ore shipments (+23.2%) and higher iron ore reference prices (+15.2%). Sales in 2Q 2016 were 12.7% lower as compared to 2Q 2015 primarily due to lower average steel selling prices (-11.8%), lower market-priced iron ore shipments (-11.1%) and lower iron ore reference prices (-4.8%).

Depreciation was higher at $680 million for 2Q 2016 as compared to $652 million in 1Q 2016 primarily on account of foreign exchange impacts following the depreciation of the US dollar against major currencies. Depreciation was lower in 2Q 2016 as compared to $801 million for 2Q 2015 primarily due to decreased asset base following impairments recorded at the end of 2015 and foreign exchange impacts.

Impairment charges for 2Q 2016 were $49 million related to the sale of ArcelorMittal Zaragoza facility in Spain. Impairment charges for 1Q 2016 were nil. Impairment charges for 2Q 2015 were $19 million relating to the closure of the Georgetown facility in the US.

Exceptional income for 2Q 2016 was $832 million relating to a one-time gain on employee benefits following the signing of the new US labour contract. Exceptional items for 1Q 2016 and 2Q 2015 were nil.

Operating income for 2Q 2016 was $1.9 billion as compared to operating income of $275 million for 1Q 2016 and operating income of $579 million in 2Q 2015. Operating results for 2Q 2016 were impacted by exceptional income discussed above.

Income from investments in associates, joint ventures and other investments for 2Q 2016 was $168 million as compared to $324 million in 1Q 2016 (which included $329 million related to gain on disposal of Gestamp). Income from investments in associates, joint ventures and other investments for 2Q 2016 as compared to 1Q 2016 benefited from improved performance of Calvert joint venture, Spanish and Chinese investees, and also includes an annual dividend received from Erdemir ($44 million). Income from investments in associates, joint ventures and other investments for 2Q 2016 was higher as compared to $125 million in 2Q 2015 primarily due to improved performance of Calvert and Chinese investees.

Net interest expense in 2Q 2016 was $306 million as compared to $332 million in 1Q 2016 and $325 million in 2Q 2015. Net interest expense was lower in 2Q 2016 as compared to 1Q 2016 and 2Q 2015 due to savings from early bond repayments (see recent developments for details on bonds repaid in 2Q 2016) and repayment at maturity on June 3, 2016, of the €1 billion 9.375% bond.

Foreign exchange and other net financing costs in 2Q 2016 was $450 million as compared to foreign exchange and other net financing gain of $9 million for 1Q 2016 and costs of $73 million for 2Q 2015. Foreign exchange and other net financing costs for 2Q 2016 include a foreign exchange loss of $47 million as compared to a gain of $107 million for 1Q 2016 mainly on account of USD appreciation of 2.5% against the Euro (versus 4.6% depreciation in 1Q 2016) and 10.9% depreciation against BRL (versus 9.7% depreciation in 1Q 2016). This foreign exchange loss is largely non-cash and primarily relates to the loss from the impact of the USD appreciation on Euro denominated deferred tax assets, partially offset by foreign exchange gain on euro debt. Foreign exchange and other net financing costs for 2Q 2016 also include $237 million one-off premium expense on the early redemption of bonds. Foreign exchange and other net financing costs for 2Q 2015 include foreign exchange gain of $115 million mainly on account of USD depreciation of 4% against the Euro and 3.4% depreciation against BRL relative to the prior period.

ArcelorMittal recorded an income tax expense of $153 million for 2Q 2016 as compared to income tax expense of $700 million for 1Q 2016, and income tax expense of $124 million for 2Q

2015. The tax expense in 1Q 2016 included a derecognition of deferred tax assets (DTA) amounting to $0.7 billion in Luxembourg.

Non-controlling interests for 2Q 2016 of $20 million represent a charge primarily related to minority shareholders’ share of net income recorded in ArcelorMittal Mines Canada and Belgo Bekaert Arames in Brazil. Non-controlling interest income for 1Q 2016 amounted to $8 million primarily related to losses generated by ArcelorMittal South Africa. Non-controlling interests for 2Q 2015 represent a charge primarily related to minority shareholders’ share of net income recorded in ArcelorMittal Mines Canada and Belgo Bekaert Arames in Brazil.

ArcelorMittal recorded net income for 2Q 2016 of $1.1 billion, or $0.38 earnings per share as compared to net loss for 1Q 2016 of $416 million, or $0.23 loss per share, and as compared to net income of $179 million, or $0.10 earnings per share for 2Q 2015.

Capital expenditure projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures.

Completed projects in most recent quarters

Region	Site	Project	Capacity / particulars	Actual completion
USA	AM/NS Calvert	Phase 1: Slab yard expansion – Expansion of Bay 4 and minor installations for Bay 5	Increase coil production level up to 4.6Mt/year coils	1Q 2016
Brazil	Acindar (Argentina)	New rolling mill	Increase in rolling capacity by 0.4Mt/year for bars for civil construction	1Q 2016
Brazil	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.1Mt/year	4Q 2015(a)
Canada	Baffinland	Early revenue phase	Production capacity 3.5Mt/year (iron ore)	3Q 2015(b)

Ongoing projects

Region	Site	Project	Capacity / particulars	Forecast completion
USA	Indiana Harbor	Indiana Harbor “footprint optimization project”	Restoration of 80” HSM; new caster at No.3 Steelshop and upgrades at Indiana Harbor finishing and logistics	2018
USA	AM/NS Calvert	Phase 2: Slab yard expansion (Bay 5)	Increase coil production level from 4.6Mt/year to 5.3Mt/year coils	2017
NAFTA	ArcelorMittal Dofasco (Canada)	Phase 2: Convert the current galvanizing line #4 to a Galvalume line	Allow the galvaline #4 to produce 160kt galvalume and 128kt galvanize	2016
Europe	ArcelorMittal Krakow (Poland)	HRM extension	Increase HRC capacity by 0.9Mt/year	2016(c)
		HDG increase	Increasing HDG capacity by 0.4Mt/year	2016(c)
Brazil	ArcelorMittal Vega Do Sul (Brazil)	Expansion project	Increase hot dipped galvanizing (HDG) capacity by 0.6Mt/year and cold rolling (CR) capacity by 0.7Mt/year	On hold
Brazil	Juiz de Fora (Brazil)	Meltshop expansion	Increase in meltshop capacity by 0.2Mt/year	On hold(a)
Brazil	Monlevade (Brazil)	Sinter plant, blast furnace and meltshop	Increase in liquid steel capacity by 1.2Mt/year; Sinter feed capacity of 2.3Mt/year	On hold
Mining	Liberia	Phase 2 expansion project	Increase production capacity to 15Mt/year (high grade sinter feed)	On hold(d)

a)	Though the Monlevade wire rod expansion project and Juiz de Fora rebar expansion were completed in 2015, and Juiz de Fora meltshop is expected to be completed in 2017, the Company does not expect to increase shipments until domestic demand improves.

b)	First production in Baffinland was in 4Q 2014, with first shipments taking place during 3Q 2015 following the completion of shiploader and port infrastructure.

c)	On July 7, 2015, ArcelorMittal Poland announced it was restarting preparations for the relining of blast furnace No. 5 in Krakow, which is coming to the end of its lifecycle in mid-2016. Total investments in the primary operations in the Krakow plant will amount to PLN 200 million (more than €40 million), which also includes modernization of the basic oxygen furnace No. 3. Additional projects in the downstream operations will also be implemented. These include the extension of the hot rolling mill capacity by 0.9 million tons per annum and increasing the hot dip galvanizing capacity by 0.4 million tons per annum. The capex value of those two projects exceeds PLN 300 million (€90 million) in total. In total, the Group will invest more than PLN 500 million (more than €130 million) in its operations in Krakow, including both upstream and downstream installations.

d)	ArcelorMittal Liberia is considering moving ore extraction from its depleting DSO (direct shipping ore) deposit at Tokadeh to the nearby, low strip ratio and higher grade DSO Gangra deposit, by 3Q 2017. In the current initial DSO phase at Tokadeh, significant cost reduction and restructuring continued to ensure the mine’s competitiveness at current prices. Following a period of exploration cessation caused by the onset of Ebola, ArcelorMittal Liberia recommenced drilling for DSO resource extensions in late 2015. In 2016 the operation at Tokadeh was right sized to 3Mtpa to focus on its ‘natural’ Atlantic markets and this will continue in 2016 at rates between 2Mtpa and 3Mtpa to maintain the life of the DSO phase as ArcelorMittal finalises the transition to the appropriate next phase of development. The nearby Gangra deposit is now the preferred next development in a staged approach as opposed to the originally planned phase 2 step up to 15Mtpa of concentrated sinter fine ore that was delayed in August 2014 due to the declaration of force majeure by contractors following the Ebola virus outbreak, and then reassessed following rapid iron ore price declines over the period since. Accordingly, definition drilling has begun in Gangra. ArcelorMittal remains committed to Liberia where it operates a full value chain of mine, rail and port and where it has been operating the mine on a DSO basis since 2011. With 2 billion tonnes of iron ore resource in its lease, ArcelorMittal Liberia presents a strong, competitive source of product ore for the international market based on continuing DSO mining and then moving to a long term sinter feed and concentration phase. Extensive tonnage of concentrator feed material is already exposed in readiness for the planned concentrated sinter fines phase.

Analysis of segment operations

NAFTA

(USDm) unless otherwise shown	2Q 16	1Q 16	2Q 15	1H 16	1H 15
Sales	3,920	3,822	4,545	7,742	9,322
Operating income/(loss)	1,209	205	51	1,414	(52)
Depreciation	136	134	155	270	311
Impairment	-	-	19	-	19
Exceptional income	832	-	-	832	-

EBITDA	513	339	225	852	278
Crude steel production (kt)	5,735	5,644	5,775	11,379	11,683
Steel shipments (kt)	5,443	5,463	5,642	10,906	11,105
Average steel selling price (US$/t)	660	635	726	647	760

NAFTA segment crude steel production increased 1.6% to 5.7 million tonnes in 2Q 2016 as compared to 5.6 million tonnes for 1Q 2016.

Steel shipments in 2Q 2016 declined marginally by 0.4% to 5.4 million tonnes as compared to 5.5 million tonnes 1Q 2016, primarily driven by a 7.1% decrease in long product shipment volumes (due in part to a scope change following sale of long steel producing subsidiaries in the US, LaPlace and Vinton), offset in part by a 1.6% increase in flat product steel shipments. On a comparable basis, total steel shipments for 2Q 2016 improved by 1.9% to 5.4 million metric tonnes as compared with 5.3 metric tonnes for 1Q 2016, considering the sale of LaPlace and Vinton.

Sales in 2Q 2016 increased by 2.6% to $3.9 billion as compared to 1Q 2016, primarily due to higher average steel selling prices (+3.9%). Average steel selling price for flat products and long products improved +3.8% and +2.8%, respectively.

Operating income in 2Q 2016 increased to $1.2 billion as compared to an operating income of $205 million in 1Q 2016 and operating income of $51 million in 2Q 2015. Operating performance for 2Q 2016 was positively impacted by a one-time gain of $0.8 billion on employee benefits following the signing of the new US labour contract. Operating performance for 2Q 2015 was impacted by $19 million related to the closure of the Georgetown facility in the US.

EBITDA in 2Q 2016 increased 51.2% to $513 million as compared to $339 million in 1Q 2016 primarily due to higher average steel selling prices and lower costs. EBITDA in 2Q 2016 improved significantly as compared to $225 million in 2Q 2015 due to improved costs, positive scope change impact following the sale of long steel producing subsidiaries in the US (LaPlace and Vinton) as well as improved performance of the Calvert, offset in part by lower average steel selling prices (-9.1%) and lower steel shipments (-3.5%).

Brazil

(USDm) unless otherwise shown	2Q 16	1Q 16	2Q 15	1H 16	1H 15
Sales	1,488	1,255	2,167	2,743	4,286
Operating income	149	89	275	238	566
Depreciation	64	56	85	120	171

EBITDA	213	145	360	358	737
Crude steel production (kt)	2,800	2,667	2,934	5,467	5,809
Steel shipments (kt)	2,689	2,472	2,835	5,161	5,542
Average steel selling price (US$/t)	515	474	695	495	704

Brazil segment crude steel production increased 5% to 2.8 million tonnes in 2Q 2016 as compared to 2.7 million tonnes in 1Q 2016.

Steel shipments in 2Q 2016 increased by 8.8% to 2.7 million tonnes as compared to 1Q 2016, primarily due to a 11.8% increase in flat steel shipments (primarily driven by increased slab exports from Brazil) and a 5.6% increase in long product shipments.

Sales in 2Q 2016 increased by 18.6% to $1.5 billion as compared to 1Q 2016, due to higher average steel selling prices +8.8% (primarily flat steel prices up 19.0%) and higher steel shipments discussed above.

Operating income in 2Q 2016 increased 67.6% to $149 million as compared to an operating income of $89 million in 1Q 2016 and lower as compared to operating income of $275 million in 2Q 2015.

EBITDA in 2Q 2016 increased by 46.4% to $213 million as compared to $145 million in 1Q 2016 on account of higher average steel selling prices and higher steel shipment volumes.

EBITDA in 2Q 2016 was lower as compared to 2Q 2015 by 40.8% due to lower average steel selling prices (-25.9%), lower steel shipments (-5.2%) due to weaker demand as well as tubular operations in Venezuela impacted by currency devaluation4.

Europe

(USDm) unless otherwise shown	2Q 16	1Q 16	2Q 15	1H 16	1H 15
Sales	7,810	7,151	8,547	14,961	17,147
Operating income	383	86	387	469	704
Depreciation	293	277	293	570	592
Impairment	49	-	-	49	-

EBITDA	725	363	680	1,088	1,296
Crude steel production (kt)	10,720	11,171	11,644	21,891	22,985
Steel shipments (kt)	10,886	10,444	10,895	21,330	21,557
Average steel selling price (US$/t)	562	530	617	546	625

Europe segment crude steel production decreased by 4% to 10.7 million tonnes in 2Q 2016, as compared to 1Q 2016 primarily due to reline extended ramp up at blast furnace #4 Dunkirk (France) and ongoing blast furnace reline at Krakow (Poland).

Steel shipments in 2Q 2016 increased by 4.2% to 10.9 million tonnes as compared to 1Q 2016, primarily due to an increase in flat and long product shipments, up +2.8% and +8.2%, respectively, benefiting from seasonally improved demand.

Sales in 2Q 2016 increased 9.2% to $7.8 billion as compared to 1Q 2016, primarily due to higher steel shipments as discussed above, and higher average steel selling prices. Average steel selling prices increased by 6.0% during 2Q 2016, as flat and long products improved +6.0% and +9.0%, respectively.

Operating income in 2Q 2016 increased significantly to $383 million as compared to an operating income of $86 million in 1Q 2016 and stable as compared to operating income of $387 million in 2Q 2015. Operating performance in 2Q 2016 was negatively impacted by $49 million of impairment related to the sale of ArcelorMittal Zaragoza facility in Spain.

EBITDA in 2Q 2016 almost doubled to $725 million as compared to $363 million in 1Q 2016, reflecting improved market conditions with higher average steel selling prices, higher steel shipment volumes and ongoing benefits of the transformation program.

EBITDA in 2Q 2016 improved by 6.6% as compared to 2Q 2015 primarily on account of lower costs and efficiency improvements offset in part by lower average steel selling prices (-9.0%).

ACIS5

(USDm) unless otherwise shown	2Q 16	1Q 16	2Q 15	1H 16	1H 15
Sales	1,581	1,192	1,649	2,773	3,370
Operating (loss)/ income	162	(15)	(18)	147	7
Depreciation	80	76	106	156	214

EBITDA	242	61	88	303	221
Crude steel production (kt)	3,926	3,668	3,696	7,594	7,299
Steel shipments (kt)	3,453	3,315	3,205	6,768	6,211
Average steel selling price (US$/t)	409	320	450	365	477

ACIS segment crude steel production in 2Q 2016 increased by 7% to 3.9 million tonnes as compared to 1Q 2016 driven by higher production at Kazakhstan and Ukraine (benefited from improved operating performance), as well as South Africa on account of improved market conditions.

Steel shipments in 2Q 2016 increased by 4.1% to 3.5 million tonnes as compared to 1Q 2016 primarily due to increased shipments in the CIS.

Sales in 2Q 2016 increased by 32.7% to $1.6 billion as compared to 1Q 2016, primarily due to higher average steel selling prices (+27.8%) and higher steel shipments.

Operating income in 2Q 2016 increased to $162 million as compared to an operating loss of $15 million in 1Q 2016 and operating loss of $18 million in 2Q 2015.

EBITDA in 2Q 2016 of $242 million was significantly higher as compared to $61 million in 1Q 2016, primarily due to higher average steel selling prices and steel shipments.

EBITDA in 2Q 2016 was higher as compared to $88 million in 2Q 2015, primarily due to higher steel shipments (+7.7%) and improved costs offset in part by lower average steel selling prices (-9%). EBITDA improved primarily in our CIS operations.

Mining

(USDm) unless otherwise shown	2Q 16	1Q 16	2Q 15	1H 16	1H 15
Sales	809	600	964	1,409	1,722
Operating income/ (loss)	62	(2)	(42)	60	(78)
Depreciation	101	100	157	201	307

EBITDA	163	98	115	261	229
Own iron ore production (a) (Mt)	13.5	14.1	16.4	27.6	31.9
Iron ore shipped externally and internally at market price (b) (Mt)	9.6	7.8	10.8	17.4	20.1
Iron ore shipment - cost plus basis (Mt)	5.8	5.3	6.4	11.1	10.5

Own coal production(a) (Mt)	1.4	1.4	1.5	2.9	3.1
Coal shipped externally and internally at market price(b) (Mt)	0.7	0.9	0.7	1.6	1.3
Coal shipment - cost plus basis (Mt)	0.8	0.8	0.9	1.7	1.7

(a) Own iron ore and coal production not including strategic long-term contracts.

(b) Iron ore and coal shipments of market-priced based materials include the Company’s own mines, and share of production at other mines, and exclude supplies under strategic long-term contracts.

Own iron ore production in 2Q 2016 decreased by 4.8% to 13.5 million metric tonnes as compared to 1Q 2016 due to lower production at CIS (operationally related), US (seasonal decline) and Liberia operations. Own iron ore production in 2Q 2016 was lower by 17.7% as compared to 2Q 2015 primarily due to lower production in Canada and CIS due to operational issues as well as Mexico and Liberia as discussed below.

With ongoing focus on our most competitive iron ore operations: Liberia production is currently being maintained at approximately 2-3 million metric tonnes per annum and the Volcan mine in Mexico was suspended in October 2015 (2 million metric tonnes annual impact).

Market-priced iron ore shipments in 2Q 2016 increased by 23.2% to 9.6 million metric tonnes as compared to 1Q 2016 primarily driven by higher seasonal shipments from ArcelorMittal Mines Canada offset in part by lower Liberia shipments (in line with revised scope of operations). ArcelorMittal Mines Canada had record shipments of 7.4 million tonnes during 2Q 2016, and remains on track for FY 2016 shipment growth of greater than 26 million metric tonnes. Market-priced iron ore shipments in 2Q 2016 decreased by 11.1% as compared to 2Q 2015 driven by decreased shipments primarily in Mexico and Liberia. Market-priced iron ore shipments for FY 2016 are expected to decline by approximately 10% versus FY 2015.

Own coal production in 2Q 2016 remained stable at 1.4 million metric tonnes as compared 1Q 2016. Own coal production in 2Q 2016 decreased 4.6% as compared to 2Q 2015, primarily due to lower production at our Kazakhstan operations.

Market-priced coal shipments in 2Q 2016 were 18.4% lower at 0.7 million metric tonnes as compared to 1Q 2016 primarily due to decreased shipments at Princeton (US) offset in part by higher shipments in Kazakhstan. Market-priced coal shipments in 2Q 2016 was stable as compared to 2Q 2015.

Operating income in 2Q 2016 increased to $62 million as compared to an operating loss of $2 million in 1Q 2016 and operating loss of $42 million in 2Q 2015. Operating income increased for reasons mentioned below.

EBITDA in 2Q 2016 increased 66.9% to $163 million as compared to $98 million in 1Q 2016 primarily due to higher market-priced iron ore shipment volumes (+23.2%) and higher seaborne iron ore market reference prices (+15.2%).

EBITDA in 2Q 2016 was 41.6% higher as compared to $115 million in 2Q 2015, primarily due lower unit iron ore cash costs (unit iron ore cash costs down 15% year-on-year) offset in part by lower seaborne iron ore market reference prices (-4.8%) and lower market-priced iron ore shipments (-11.1%).

Liquidity and Capital Resources

For 2Q 2016, net cash provided by operating activities was $869 million as compared to net cash used in operating activities of $690 million in 1Q 2016, mainly driven by a seasonal release in operating working capital of $0.2 billion as compared to a $1.2 billion investment in operating working capital in 1Q 20166.

Net cash provided by investing activities during 2Q 2016 was $538 million as compared to net cash used in investing activities of $572 million in 1Q 2016 and $419 million in 2Q 2015. Capital expenditure decreased to $521 million in 2Q 2016 as compared to $586 million in 1Q 2016 and $542 million in 2Q 2015. FY 2016 capital expenditure is expected to be approximately $2.4 billion.

Cash flow from other investing activities in 2Q 2016 of $1,059 million primarily consisted of $1.0 billion proceeds from the sale of ArcelorMittal’s stake in Gestamp7 and proceeds from the sale of long steel producing subsidiaries in the US, LaPlace and Vinton ($0.1 billion). Cash flow from other investing activities in 1Q 2016 of $14 million primarily consisted of proceeds from the partial disposal of the Company’s stake in Stalprodukt (second tranche). Cash flow from other investing activities in 2Q 2015 of $123 million primarily included a $47 million inflow from cash received from the Kiswire divestment and proceeds related to the sale of certain European distribution assets.

Net cash used in financing activities for 2Q 2016 was $1.9 billion as compared to net cash provided by financing activities of $140 million in 1Q 2016. Net cash used in financing activities for 2Q 2016 primarily includes payments totalling $4.9 billion primarily relating to bond repurchases pursuant to cash tender offers ($2.1 billion); early redemption of the 4.5% Notes due February 25, 2017 ($1.4 billion) and €1.0 billion in euro bond repayments at maturity (all detailed below in recent development section), offset by proceeds from $3.1 billion rights issue.

During 2Q 2016 the Company paid dividends primarily to minority shareholders in ArcelorMittal Mines Canada and Brazil (Bekaert) of $41 million. During 1Q 2016, the Company paid dividends primarily to minority shareholders in Brazil (Bekaert) $6 million. During 2Q 2015, the Company paid $331 million in dividends to ArcelorMittal shareholders.

At June 30, 2016, the Company’s cash and cash equivalents (including restricted cash and short-term investments) amounted to $2.4 billion as compared to $2.9 billion at March 31, 2016.

Gross debt of $15.1 billion at June 30, 2016, decreased from $20.2 billion at March 31, 2016 lower when compared to $21.3 billion at June 30, 2015. Gross debt was lower at June 30, 2016 primarily due to repurchases of bonds following cash tender offers ($2.1 billion); early redemption of the 4.5% Notes due February 25, 2017 ($1.4 billion) and bond repayment at maturity (€1 billion) as discussed above.

As of June 30, 2016, net debt decreased to $12.7 billion as compared with $17.3 billion in March 31, 2016, and $16.6 billion as of June 30, 2015, largely on account of proceeds from the rights issue ($3.1 billion), asset sale proceeds ($1.1 billion including $1.0 billion from the sale of ArcelorMittal’s stake in Gestamp and $0.1 billion from US Long products disposals) and working capital release ($0.2 billion), offset in part by $0.2 billion premium on early repayment of debt.

As of June 30, 2016 the Company had liquidity of $8.4 billion, consisting of cash and cash equivalents (including restricted cash and short-term investments) of $2.4 billion and $6.0 billion of available credit lines. The $6 billion credit facility contains a financial covenant of 4.25x Net debt / EBITDA. On June 30, 2016, the average debt maturity was extended to 7.1 years from 5.9 years on March 31, 2016.

Key recent developments

o	On June 30, 2016, ArcelorMittal and Marcegaglia announced they had submitted an offer for the acquisition of Ilva in Italy. The submission of the bid is the first step in a multi-stage process that will see only the environmental part of the offer discussed for the next 120 days. Following this period the government will provide more clarity on the next steps of the offer process.

o	On June 23, 2016, ArcelorMittal announced its new contract with the United Steelworkers (USW) was ratified by USW-represented employees. The three-year collective bargaining agreement covers more than 12,000 USW-represented employees at 13 of our United States facilities in Indiana, Illinois, Minnesota, Ohio, Pennsylvania and West Virginia.

o	During 2Q 2016, Volkswagen (VW) selected ArcelorMittal for a new supplier programme that will see greater collaboration between the two companies around vehicle development. The new initiative –Future Automotive Supply Tracks (FAST) – is the carmaker’s answer to key challenges facing the automotive industry in the form of globalization and the increasing speed of innovation cycles. It recognizes that the supplier network will play a much more significant role in vehicle development at VW.

o	On May 23, 2016, ArcelorMittal USA entered into a new, five-year senior secured asset-based revolving credit facility of up to $1 billion. This facility is secured by inventory and certain other working capital and related assets of ArcelorMittal USA and certain of its subsidiaries in the United States. The facility will be used for general corporate purposes of ArcelorMittal USA and its subsidiaries. The facility is not being guaranteed by ArcelorMittal. In line with its financial policy, ArcelorMittal does not intend to pursue additional secured financing beyond this single asset-based facility.

Summary of the recent financing transactions:

o	In April 2016, pursuant to cash tender offers, ArcelorMittal purchased:
o	$437 million of its U.S. dollar denominated 6.125% Notes due 2018 (the “$ 2018 Notes”) for a total aggregate purchase price (including accrued interest) of $467 million.

Following this purchase, $1,063 million principal amount of $ 2018 Notes remained outstanding.

o	€460 million of its EUR denominated 4.625% Notes due 2017 (the “€ 2017 Notes”) for a total aggregate purchase price (including accrued interest) of €511 million. Following this purchase, €540 million principal amount of € 2017 Notes remained outstanding.
o	€166 million of its EUR denominated 4.50% Notes due 2018 (the “€ 2018 Notes”) for a total aggregate purchase price (including accrued interest) of €181 million. Following this purchase, €334 million principal amount of the € 2018 Notes remained outstanding.

o	In May 2016, pursuant to cash tender offers, ArcelorMittal purchased $408 million of its U.S. dollar denominated 9.85% Notes due 2019 (the “$ 2019 Notes”) for a total aggregate purchase price (including accrued interest) of $498 million. Following this purchase, $1,092 million principal amount of $ 2019 Notes remained outstanding.

o	On May 20, 2016 ArcelorMittal redeemed all of its outstanding $1.4 billion 4.500% Notes due February 25, 2017 for a total amount of $1,466 million (including accrued interest).

o	On June 3, 2016, ArcelorMittal repaid all of its outstanding €1 billion 9.375 % Notes at maturity.

o	On June 29, 2016[8], pursuant to cash tender offers, ArcelorMittal repurchased :
o	$111 million of its U.S. dollar denominated 5.125% Notes due 2020 (the “June 2020 Notes”) for a total aggregate purchase price (including accrued interest) of $117 million. Following this purchase, $389 million principal amount of June 2020 Notes remained outstanding.
o	$145 million of its U.S. dollar denominated 5.250% Notes due 2020 (the “August 2020 Notes”) for a total aggregate purchase price (including accrued interest) of $158 million. Following this purchase, $855 million principal amount of August 2020 Notes remained outstanding.
o	$320 million of its U.S. dollar denominated 5.500% Notes due 2021 (the “2021 Notes”) for a total aggregate purchase price (including accrued interest) of $345 million. Following this purchase, $1,180 million principal amount of 2021 Notes remained outstanding.

Outlook and guidance

Based on the current economic outlook, ArcelorMittal expects global apparent steel consumption (“ASC”) to grow slightly in 2016 as compared to 2015. By region: In the US, we have lowered our forecasts for flat and long ASC to 2 to 3% (from 3 to 4%) primarily due to a tightening of supply, resulting in lower inventories and longer lead times. In Europe, the pick-up in underlying demand is expected to continue to be supported by the strength of automotive, but apparent demand is expected to be modest at 0 to +1% in 2016 (versus a growth of +3.4% in 2015). Increased uncertainty post Brexit, is likely to slow the economic recovery, albeit the largest impact to be felt in the UK, which represents only 2% of ArcelorMittal shipments. Our forecasts for ASC declines in both Brazil and CIS remain unchanged, as the rate of contraction slows in both markets. In China, our view of demand is also the same as last quarter as robust infrastructure and automotive continue to support steel demand, while growth in real estate has lost momentum as expected. Overall we anticipate global steel demand to grow slightly and importantly with growth in both of our core developed markets.

The Company expects FY 2016 EBITDA to be in excess of $4.5 billion. Despite the steel spread recovery losing momentum in recent weeks, the impact of lagged prices will be an important support for operating results as we move in to a period of seasonally slower steel demand.

The Company's cash requirements in 2016 are expected to total $4.5 billion, a greater than $1 billion reduction as compared to 2015. The components of this reduction are: lower capex spend (FY 2016 capex is expected to be approximately $2.4 billion as compared to $2.7 billion in FY 2015), lower interest expenses (FY 2016 net interest is expected to be approximately $1.1 billion as compared to $1.3 billion in FY 2015); no dividend in respect of the 2015 financial year; and lower cash taxes.

The improved market conditions are likely to consume working capital in 2016 (current estimate ~$0.5 billion); the Company nevertheless continues to expect cash flows from operating activities to exceed capex in 2016.

ArcelorMittal Condensed Consolidated Statements of Financial Position1

	Jun 30,	Mar 31,	Dec 31,
In millions of U.S. dollars	2016	2016	2015
ASSETS
Cash and cash equivalents including restricted cash	2,395	2,863	4,102
Trade accounts receivable and other	3,500	3,325	2,679
Inventories	12,914	12,866	13,424
Prepaid expenses and other current assets	1,667	2,793	1,859
Assets held for sale[9]	292	301	262
Total Current Assets	20,768	22,148	22,326

Goodwill and intangible assets	5,837	5,689	5,592
Property, plant and equipment	35,978	36,213	35,780
Investments in associates and joint ventures	4,359	4,457	4,911
Deferred tax assets	5,956	6,163	6,625
Other assets	2,121	1,889	1,612
Total Assets	75,019	76,559	76,846

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	1,123	3,883	2,308
Trade accounts payable and other	8,876	8,586	8,977
Accrued expenses and other current liabilities	5,532	5,855	6,536
Liabilities held for sale[9]	223	208	220
Total Current Liabilities	15,754	18,532	18,041

Long-term debt, net of current portion	14,019	16,309	17,478
Deferred tax liabilities	2,405	2,322	2,496
Other long-term liabilities	10,836	11,587	11,261
Total Liabilities	43,014	48,750	49,276

Equity attributable to the equity holders of the parent	29,756	25,580	25,272
Non–controlling interests	2,249	2,229	2,298
Total Equity	32,005	27,809	27,570
Total Liabilities and Shareholders’ Equity	75,019	76,559	76,846

ArcelorMittal Condensed Consolidated Statement of Operations1

In millions of U.S. dollars unless otherwise shown	Three months ended			Six months ended
	June 30, 2016	March 31, 2016	June 30, 2015	June 30, 2016	June 30, 2016
Sales	14,743	13,399	16,890	28,142	34,008
Depreciation	(680)	(652)	(801)	(1,332)	(1,608)
Impairment	(49)	-	(19)	(49)	(19)
Exceptional income	832	-	-	832	-
Operating income	1,873	275	579	2,148	1,150
Operating margin %	12.7%	2.1%	3.4%	7.6%	3.4%

Income from associates, joint ventures and other investments	168	324	125	492	123
Net interest expense	(306)	(332)	(325)	(638)	(648)
Foreign exchange and other net financing (loss)/gain	(450)	9	(73)	(441)	(829)
Income / (loss) before taxes and non-controlling interests	1,285	276	306	1,561	(204)
Current tax	(83)	(24)	(54)	(107)	(179)
Deferred tax	(70)	(676)	(70)	(746)	(155)
Income tax expense	(153)	(700)	(124)	(853)	(334)
Income / (loss) including non-controlling interests	1,132	(424)	182	708	(538)
Non-controlling interests	(20)	8	(3)	(12)	(11)
Net income/(loss) attributable to equity holders of the parent	1,112	(416)	179	696	(549)

Basic earnings / (loss) per common share ($)	0.38	(0.23)	0.10	0.29	(0.31)
Diluted earnings / (loss) per common share ($)	0.38	(0.23)	0.10	0.29	(0.31)

Weighted average common shares outstanding (in millions)	2,961	1,793	1,794	2,377	1,794
Diluted weighted average common shares outstanding (in millions)	2,964	1,793	1,797	2,380	1,794

OTHER INFORMATION
EBITDA	1,770	927	1,399	2,697	2,777
EBITDA Margin %	12.0%	6.9%	8.3%	9.6%	8.2%

Own iron ore production (million metric tonnes)	13.5	14.1	16.4	27.6	31.9
Crude steel production (million metric tonnes)	23.1	23.2	24.0	46.3	47.8
Total shipments of steel products (million metric tonnes)	22.1	21.5	22.2	43.6	43.8

ArcelorMittal Condensed Consolidated Statements of Cash flows1

In millions of U.S. dollars	Three months ended			Six months ended
	June 30, 2016	March 31, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Operating activities:
Income /(loss) attributable to equity holders of the parent	1,112	(416)	179	696	(549)
Adjustments to reconcile net income / (loss) to net cash provided by operations:
Non-controlling interest	20	(8)	3	12	11
Depreciation and impairment	729	652	820	1,381	1,627
Exceptional income	(832)	-	-	(832)	-
(Income) from associates, joint ventures and other investments	(168)	(324)	(125)	(492)	(123)
Deferred income tax	70	676	70	746	155
Change in operating working capital[6]	235	(1,188)	247	(953)	(1,444)
Other operating activities (net)	(297)	(82)	(175)	(379)	427
Net cash provided by (used in) operating activities	869	(690)	1,019	179	104
Investing activities:
Purchase of property, plant and equipment and intangibles	(521)	(586)	(542)	(1,107)	(1,287)
Other investing activities (net)	1,059	14	123	1,073	412
Net cash provided by (used in) investing activities	538	(572)	(419)	(34)	(875)
Financing activities:
Net (payments) / proceeds relating to payable to banks and long-term debt	(4,923)	83	1,589	(4,840)	1,975
Dividends paid	(41)	(6)	(331)	(47)	(384)
Equity offering	3,115	-	-	3,115	-
Other financing activities (net)	(8)	63	26	55	6
Net cash (used in) / provided by financing activities	(1,857)	140	1,284	(1,717)	1,597
Net increase / (decrease) in cash and cash equivalents	(450)	(1,122)	1,884	(1,572)	826
Cash and cash equivalents transferred to assets held for sale	-	-	(1)	-	-
Effect of exchange rate changes on cash	(23)	(118)	72	(141)	(108)
Change in cash and cash equivalents	(473)	(1,240)	1,955	(1,713)	718

Appendix 1: Product shipments by region

(000'kt)	2Q 16	1Q 16	2Q 15	1H 16	1H 15
Flat	4,641	4,567	4,560	9,208	9,019
Long	964	1,037	1,217	2,001	2,375
NAFTA	5,443	5,463	5,642	10,906	11,105
Flat	1,627	1,455	1,604	3,082	3,118
Long	1,065	1,009	1,179	2,074	2,348
Brazil	2,689	2,472	2,835	5,161	5,542
Flat	7,536	7,332	7,470	14,868	15,014
Long	3,316	3,064	3,373	6,380	6,447
Europe	10,886	10,444	10,895	21,330	21,557
CIS	2,322	2,202	2,248	4,524	4,173
Africa	1,130	1,112	944	2,242	2,007
ACIS	3,453	3,315	3,205	6,768	6,211

Note: Others and eliminations line are not presented in the table

Appendix 2: Capital expenditures

(USDm)	2Q 16	1Q 16	2Q 15	1H 16	1H 15
NAFTA	103	106	97	209	187
Brazil	48	64	86	112	229
Europe	192	275	182	467	432
ACIS	101	63	86	164	179
Mining	71	71	90	142	263
Total	521	586	542	1,107	1,287

Note: Others and eliminations line are not presented in the table

Appendix 3: Debt repayment schedule as of June 30, 2016

Debt repayment schedule (USD billion)	2016	2017	2018	2019	2020	>2020	Total
Bonds	-	0.6	1.9	1.9	2.1	6.6	13.1
Other loans	1.0	0.2	0.1	0.2	0.1	0.4	2.0
Total gross debt	1.0	0.8	2.0	2.1	2.2	7.0	15.1

Appendix 4: Credit lines available as of June 30, 2016

Credit lines available (USD billion)	Maturity	Commitment	Drawn	Available
- $2.5bn tranche of $6bn revolving credit facility	30/04/2018	2.5	-	2.5
- $3.5bn tranche of $6bn revolving credit facility	30/04/2020	3.5	-	3.5
Total committed lines		6.0	-	6.0

Appendix 5: Reconciliation of EBITDA to operating income

(USDm)	2Q 16	1Q 16	2Q 15	1H 16	1H 15
EBITDA	1,770	927	1,399	2,697	2,777
Depreciation	(680)	(652)	(801)	(1,332)	(1,608)
Impairment	(49)	-	(19)	(49)	(19)
Exceptional income[2]	832	-	-	832	-
Operating income	1,873	275	579	2,148	1,150

Note: Segment EBITDA is reconciled to segment operating income in each of the segment discussions above.

Appendix 6: Terms and definitions

Unless indicated otherwise, or the context otherwise requires, references in this earnings release report to the following terms have the meanings set out next to them below:

LTIF: lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

EBITDA: operating income plus depreciation, impairment expenses and exceptional income/(charges).

Exceptional income / (charges): relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business such as restructuring costs or asset disposals.

Net debt: long-term debt, plus short term debt, less cash and cash equivalents, restricted cash and short-term investments (including those held as part of assets/liabilities held for sale).

Gross debt: long-term debt, plus short term debt, plus cash and cash equivalents, restricted cash and short-term investments (including those held as part of assets/liabilities held for sale).

Market-priced tonnes: represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market. Market-priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments and reported at the prevailing market price. Shipments of raw materials that do not constitute market-priced tonnes are transferred internally and reported on a cost-plus basis.

Foreign exchange and other net financing costs: include foreign currency swaps, bank fees, interest on pensions, impairments of financial instruments and revaluation of derivative instruments, and other charges that cannot be directly linked to operating results.

Average steel selling prices: calculated as steel sales divided by steel shipments.

Mining segment sales: i) “External sales”: mined product sold to third parties at market price; ii) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities and reported at prevailing market prices; iii) “Cost-plus tonnes” - internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or cost-plus is whether the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).

Operating working capital (OWCR): trade accounts receivable plus inventories less trade and other accounts payable

Capex: includes the acquisition of intangible assets (such as concessions for mining and IT support) and includes payments to fixed asset suppliers.

Seaborne iron ore reference prices: refers to iron ore prices for 62% Fe CFR China.

Own iron ore production: Includes total of all finished production of fines, concentrate, pellets and lumps (excludes share of production and strategic long-term contracts).

On-going projects: Refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.

EBITDA/tonne: calculated as EBITDA divided by total steel shipments.

Steel-only EBITDA: calculated as EBITDA less Mining segment EBITDA.

Steel-only EBITDA/tonne: calculated as steel-only EBITDA divided by total steel shipments.

Iron ore unit cash cost: includes weighted average pellet and concentrate cost of goods sold across all mines.

Liquidity: Cash and cash equivalents plus available credit lines including back-up lines for the commercial paper program.

Shipments information at segment and group level eliminates intra–segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Distribution Solutions (renamed Downstream Solutions from January 1, 2016) are excluded.

Operating segments: The NAFTA segment includes the Flat, Long and Tubular operations of USA, Canada and Mexico. The Brazil segment includes the Flat operations of Brazil, and the Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica, Trinidad and Tobago and Venezuela. The Europe segment comprises the Flat, Long and Tubular operations of the European business, as well as Downstream Solutions. The ACIS division includes the Flat, Long and Tubular operations of Kazakhstan, Ukraine and South Africa.

YoY: Refers to year-on-year

1 The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The interim financial information included in this announcement has been also prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. This press release also includes certain non-GAAP financial measures. ArcelorMittal presents EBITDA, net debt, operating working capital, free cash flow, liquidity, and EBITDA/tonne, which are non-GAAP financial measures (as defined in appendix 6), as additional measurements to enhance the understanding of operating performance. Non-GAAP financial measures should be read in conjunction with and not as an alternative for, ArcelorMittal's financial information prepared in accordance with IFRS. Such non-GAAP measures may not be comparable to similarly titled measures applied by other companies.

2 On June 23, 2016, following the ratification by the United Steelworkers (“USW”) of a new labor agreement which is valid until September 1, 2018, ArcelorMittal made changes mainly to healthcare post-retirement benefits in its subsidiary ArcelorMittal USA. The changes resulted in a gain of $832 million.

3 On February 5, 2016 ArcelorMittal announced it had sold its 35% stake in Gestamp Automoción ("Gestamp") to the majority shareholder, the Riberas family, for a total cash consideration of €875 million ($971 million). In addition to the cash consideration, ArcelorMittal received in 2Q 2016 a payment of $11 million as a 2015 dividend. ArcelorMittal will continue its supply relationship with Gestamp through its 35% shareholding in Gonvarri, a sister company of Gestamp. ArcelorMittal sells coils to Gonvarri for processing before they pass to Gestamp and other customers. Further, ArcelorMittal will continue to have a board presence in Gestamp, collaborate in automotive R&D and remain its major steel supplier.

4 Effective January 1, 2016, the Company discontinued the use of the SICAD rate (13.5VEF/$ as of December 31, 2015), which was eliminated by the Venezuelan government, and applied the DICOM rate (previously known as SIMADI) which was 628 VEF/$ at June 30,2016 to translate the financial statements of its Venezuelan operations from VEF to USD.

5 Effective from January 1, 2015, the functional currency of Kryvyi Rih was changed to the Ukrainian Hryvnia and the functional currency of Temirtau was changed to the Kazakhstan tenge due to changes in the regulatory and economic environment and transaction currencies of the operations.

6 Effective 1Q 2016, changes in operating working capital in the cash flow statement includes certain other amounts payable that were previously classified as part of the other operating activities line. Prior period figures have been recasted accordingly.

7 Based on exchange rate (€/$1.1102) as at June 30, 2016

8 On July 14, 2016, following final expiration of the offer, ArcelorMittal repurchased additional $2 million aggregate principal amount of June 2020 Notes, $2 million aggregate principal amount of August 2020 Notes and $3 million aggregate principal amount of 2021 Notes.

9 Assets and liabilities held for sale, as of June 30, 2016, include the carrying value of ArcelorMittal Algeria (investment stake of 49%), ArcelorMittal Tebessa (investment stake of 49%), ArcelorMittal Pipes and Tubes Algeria (70% control), the USA long product facilities at Steelton, ArcelorMittal Zaragoza and some activities of ArcelorMittal downstream solutions in the Europe segment. Assets and liabilities held for sale, as of March 31, 2016 and as of December 31, 2015, include the carrying value of ArcelorMittal Algeria (investment stake of 49%), ArcelorMittal Tebessa (investment stake of 49%), ArcelorMittal Pipes and Tubes Algeria (70% control), the USA long product facilities at Steelton, Vinton and ArcelorMittal LaPlace and some activities of ArcelorMittal downstream solutions in the Europe segment.